Piper Jaffray & Co.	Stifel, Nicolaus & Company, Incorporated
800 Nicollet Mall	One Montgomery Street, Suite 3700
Minneapolis, Minnesota 55402	San Francisco, California 94104

October 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                           Sientra, Inc.

Registration Statement on Form S-1 (File No. 333-198837)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Sientra, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Tuesday, October 28, 2014, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from October 20, 2014 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated October 20, 2014:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	3,545

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

PIPER JAFFRAY & CO.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
on behalf of themselves and as representatives of the Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director Piper Jaffray & Co.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Name:	Keith G. Lister
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]